Filed Pursuant to Rule 433

Registration Statement No. 333-230561

IBERIABANK CORPORATION

PREFERRED STOCK, SERIES D

$100,000,000

4,000,000 Depositary Shares, Each Representing a 1/400th Interest in a Share of IBERIABANK Corporation’s

6.100% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series D

FINAL TERM SHEET

Dated March 28, 2019

This term sheet supplements the information set forth under “Description of Series D Preferred Stock” in the Preliminary Prospectus Supplement, dated March 28, 2019, to the Prospectus, dated March 28, 2019 (together, the “Preliminary Prospectus”).

Issuer:	IBERIABANK Corporation

Security:	Depositary Shares, each representing a 1/400th interest in a share of IBERIABANK Corporation’s 6.100% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series D

Expected Security Rating*:	Standard & Poor’s Rating Services: BB

Size:	$100,000,000 (or 4,000,000 Depositary Shares)

Public Offering Price:	$25 per Depositary Share

Net Proceeds (Before Expenses):	$96,850,000

Maturity:	Perpetual

Trade Date:	March 28, 2019

Settlement Date:	April 4, 2019 (T+5)**

Dividend Rate (Non-Cumulative/Non-Mandatory):	From and including the original issue date to, but excluding, May 1, 2024, 6.100% and from and including May 1, 2024, three-month LIBOR (as defined in the Preliminary Prospectus Supplement) plus 385.9 basis points

Dividend Payment Dates:	If declared, each May 1 and November 1 beginning November 1, 2019 and ending on May 1, 2024, subject to following business day convention (unadjusted), and thereafter each February 1, May 1, August 1, and November 1 beginning August 1, 2024 in accordance with the modified following business day convention (adjusted)

Day Count:	From the issue date to, but excluding, May 1, 2024, 30/360 and thereafter Actual/360

Business Days:	From the issue date to, but excluding, May 1, 2024, New York and thereafter New York/London

Optional Redemption:	At the Issuer’s option, subject to regulatory approval, at a redemption price equal to $10,000 per share (equivalent of $25 per depositary share), plus any declared and unpaid dividends (without regard to any undeclared dividends) to, but excluding, the redemption date, on any dividend payment date on or after May 1, 2024 and earlier within 90 days following a regulatory capital treatment event as described and subject to limitations in the Preliminary Prospectus

Listing:	The Issuer has filed an application to list the Depositary Shares on the Nasdaq Global Select Market under the symbol “IBKCN.” If the application is approved, trading of the Depositary Shares is expected to begin within 30 days after the issue date

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Keefe, Bruyette & Woods, A Stifel Company

Co-Managers:	Evercore ISI Sandler O’Neill + Partners, L.P.

CUSIP/ISIN for the Depositary Shares:	450828702/ US4508287020

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect that delivery of the depositary shares will be made against payment therefor on or about April 4, 2019, which will be the fifth business day following the date hereof (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the depositary shares prior to the delivery of the depositary shares hereunder will be required, by virtue of the fact that the depositary shares initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the depositary shares who wish to trade the depositary shares prior to their date of delivery hereunder should consult their advisors.

IBERIABANK Corporation (the “Issuer”) has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the joint book-running managers will arrange to send you the prospectus supplement and the prospectus if you request them by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, Attn: Prospectus Department., by email at dg.prospectus_requests@baml.com or by calling 1-800-294-1322 or Keefe, Bruyette & Woods, A Stifel Company at 787 Seventh Avenue, Fourth Floor, New York, NY 10019, by e-mail at USCapitalMarkets@kbw.com, by fax at 212-581-1592, or by calling 1-800-966-1559.